COMPANY PRESS RELEASE

AMERICAN BANKERS INSURANCE GROUP INC. REPORTS SECOND QUARTER 1998 RESULTS

MIAMI--July 23, 1998--American Bankers Insurance Group Inc. (NYSE:ABI) Thursday announced net operating income for the second quarter of 1998 was $28.0 million or $0.60 per share on a diluted basis excluding merger related expenses.

This compares with net operating income of $26.6 million or $0.57 per share for the same period in 1997. Including merger related expenses, the company reported net operating income of $.55 per share on a diluted basis in the second quarter of 1998.

Second quarter 1998 operating results benefited principally from growth in investment income. Investment income for the second quarter 1998 was $36.5 million representing an increase of approximately 10% over the same period in 1997. Second quarter operating results include an increase in interest expense of approximately $1.5 million due to the merger termination fee of $100 million paid at the end of the first quarter.

Gross collected premiums for the second quarter of 1998 increased approximately 5% from $667 million to $697 million. Gross collected premiums for the six months ended June 30, 1998 were $1.395 billion compared to $1.304 billion for the same period 1997. This is an increase of approximately 7%.

Net income for the second quarter of 1998, excluding merger related expenses was $32.5 million or $0.69 per share on a diluted basis, compared to $28.6 million or $0.61 per share for the same period of 1997. Second quarter net income includes realized investment gains, net of tax, of $4.4 million or $0.09 per share compared to realized investment gains, net of tax, of $2.0 million or $0.04 per share for the same period of 1997. Including merger related expenses the company reported net income for the second quarter of 1998 of $30.2 million or $0.64 per share on a diluted basis.

Weighted average shares outstanding on a diluted basis for the quarter were
46.9 million compared to 47.0 million for the same period in 1997.

Stockholders' equity was $711.0 million (excluding $99 million of preferred stock) and book value per common share was $16.61 at June 30, 1998.

American Bankers Insurance Group Inc. (ABIG) concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABIG, through its insurance subsidiaries, operates in the United States, Canada, the Caribbean, Latin America and the United Kingdom.

AMERICAN BANKERS INSURANCE GROUP INC.

The comparative consolidated results are as follows:
(in thousands)

                                  Quarter Ended      Six Months Ended
                                     June 30             June 30
                                  1998     1997       1998     1997
Income (loss) before realized
 investment gains and
 income taxes                   $33,873  $37,067   $(37,921) $72,451
Realized investment gains         6,836    3,104      9,014    5,034

Income (loss) before income
 taxes                           40,709   40,171    (28,907)  77,485
Income tax expense (benefit)     10,540   11,553    (16,396)  22,448

Net income (loss)               $30,169  $28,618   $(12,511) $55,037


The following is a breakdown of operating income (loss) and realized investment gains, net of taxes:
(in thousands except per common share data)

                                  Quarter Ended      Six Months Ended
                                     June 30             June 30
Basic:                            1998     1997       1998     1997

Net operating income (loss)     $24,172  $24,803   $(21,721) $48,170
Net realized investment gains     4,443    2,018      5,859    3,273
Adjusted net income (loss)       28,615   26,821    (15,862)  51,443
Dividends on preferred stock      1,554    1,797      3,351    3,594
Net income (loss) as reported   $30,169  $28,618   $(12,511) $55,037

Basic per share data:
 Net operating income (loss)    $   .57  $   .60   $   (.51) $  1.16
 Net realized investment gains      .10      .05        .14      .08
 Adjusted net income (loss)     $   .67  $   .65   $   (.37) $  1.24
 Weighted average shares
  outstanding                    42,662   41,522     42,328   41,365

Diluted:
 Net operating income (loss)    $25,726  $26,658   $(18,355) $51,878
 Net realized investment gains    4,443    2,018      5,859    3,273
 Interest on convertible
  debentures                          0      (58)       (15)   (114)

 Net income (loss) as reported  $30,169  $28,618   $(12,511) $55,037

Diluted per share data:
 Net operating income           $   .55  $   .57   $    (a)  $  1.11
 Net realized investment gains      .09      .04        (a)      .07
 Net income                     $   .64  $   .61   $    (a)  $  1.18

Weighted average shares
 outstanding                     46,932   46,996     46,951   46,836

(a) Anti-dilutive


Contact:
     American Bankers Insurance Group Inc., Miami
     P. Bruce Camacho, Executive Vice President
     Investor Relations, 305/252-7060